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19010534

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-69453

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/1/2018** (MM/DD/YY) AND ENDING **3/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **W Campion Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4242 Six Forks Road, Suite 820
(No. and Street)

Raleigh	**NC**	**27609**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gavin Shaw **(919) 590-3230**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilkens & Dunleavey, LLP
(Name - if individual, state last, first, middle name)

9645 Lincoln Way Lane, Suite 214A	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 30 2019
Washington DC
408

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gavin Shaw, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of W Campion Capital, LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN D HOOVER
My Commission Expires
NOTARY PUBLIC
10-31-22
WAKE COUNTY, NC

Signature

President

Title

Kathryn D. Hoover
5-29-19

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W CAMPION CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2019

W CAMPION CAPITAL LLC

CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
W Campion Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of W Campion Capital LLC, (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of W Campion Capital LLC as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as W Campion Capital LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 22, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

W CAMPION CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

ASSETS		
Cash	$	344,330
Fees receivable		121,014
Due from related party		20,000
Other assets		6,568
TOTAL ASSETS	$	491,912

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued Expenses	$	11,639
TOTAL LIABILITIES		11,639
MEMBER'S EQUITY		480,273
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	491,912

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

W Campion Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February, 2014, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on October 30, 2014.

W Campion Capital LLC is a single member LLC, wholly owned by Campion Capital Ltd. (the "Sole Member") based in London, United Kingdom. The Company is a placement agent for private alternative investment funds on a best efforts basis. It operates out of three offices, a main office in Raleigh, North Carolina, a registered branch in Miami, Florida and a non-registered branch in London, United Kingdom.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Effective April 1, 2018, the Company adopted ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606), using the modified retrospective method applied to those contracts which were not completed as of April 1, 2018. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. There was no impact to retained earnings as of April 1, 2018 as revenue recognition and timing of revenue did not change as a result of adopting ASC Topic 606.

The Company records fees as a percentage of the fund management fees paid by the fund manager on a quarterly basis. Fees receivable at March 31, 2019 were $141,014. In the opinion of management, at March 31, 2019, all fees receivable were considered collectible and no allowance was necessary.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is subject to examination by federal, state or local tax authorities for the years ended March 31, 2016 thru March 31, 2019.

As of March 31, 2019, the Company had federal and state net operating loss carryforwards of approximately $2,280,000, of which $1,350,000 expire in 2037.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

During the year ended March 31, 2019, there were four customers that represented 100% of total revenues and 100% of fees receivable at March 31, 2019. Included in these total revenues was 17% of consulting services provided to the sole member (see related party footnote below).

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2019, the Company had net capital of $332,691, which exceeded its requirement by $327,691.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2019, this ratio was 0.035 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Related Party

The Company has an agreement to provide consulting services to its sole member. Total revenue from this agreement was $90,000 for the year ended March 31, 2019. The related party owed the Company $20,000 at March 31, 2019 as a result of this agreement.

Note 6 - Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 *Leases – (Topic 842).* ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

Note 7 - Commitments and Contingencies

In June 2018, the Company renewed a lease for its Miami office space for one year from October 1, 2018 through September 30, 2019, at $1,692 per month.

In March 2019, the Company renewed a lease for its Raleigh office space for one year from April 1, 2019 through March 31, 2020, at $1,538 per month.

Rent expense for the year ended March 31, 2019 was $43,134.

Year Ending March 31:	
2020	$28,608
Total Minimum Lease Payments	$28,608

Note 8 - Revenue from Contracts with Customers

Revenues from contracts with customers include fund management fees and consulting services. The performance obligation for both fund management fees and consulting services are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fund management fees are received quarterly and recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Consulting services are received monthly and recognized as revenue each month as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.